September 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur Sandel

Re:      SLM Education Credit Funding LLC and SLM Funding LLC
Request to Withdraw Registration Statement on Form S-3 (File Nos. 333-190938 and 333-190938-01)

Dear Mr. Sandel:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), SLM Education Credit Funding LLC and SLM Funding LLC (collectively, the “Companies”) hereby request withdrawal of their registration statement on Form S-3 (File No. 333-190938), together with the concurrently filed serial tag registration statement (File No. 333-190938-01), and all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2013. The Registration Statement was filed in error, and is a duplicate of the registration statement and serial tag registration statement filed on August 30, 2013, on Form S-3 (the “Simultaneous Registration Statement”) (File Nos. 333-190926 and 333-190926-01). The Companies believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Securities Act.  No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Companies request that the fee of $136.40 previously paid to the Commission by SLM Education Credit Funding LLC in connection with the filing of the Registration Statement be credited for registration fees with respect to the Simultaneous Registration Statement.

Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to our counsel Steve Levitan of Bingham McCutchen LLP at (212) 593-8998.

If you have any questions with respect to this request, please contact our counsel Steve Levitan of Bingham McCutchen LLP at (212) 705-7325.

Sincerely,

SLM EDUCATION CREDIT FUNDING LLC.

By:	/s/ Eric Watson
Name: Eric Watson
Title: Vice President & Secretary

SLM FUNDING LLC.

By:	/s/ Eric Watson
Name: Eric Watson
Title: Vice President & Secretary